UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-15153

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BLOCKBUSTER INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BLOCKBUSTER INC.

1201 Elm Street

Dallas, Texas 75270

BLOCKBUSTER INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

*	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Blockbuster Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Blockbuster Investment Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2, effective for plan years ended after December 15, 2006, FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans, was required to be implemented. Therefore the presentation of the 2006 and 2005 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

PricewaterhouseCoopers LLP

Dallas, Texas

June 29, 2007

BLOCKBUSTER INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At December 31,
	2006	2005
Investments at fair value (Note 4)	$89,172,378	$85,516,173
Cash	8,059,261	17,915
Receivables:
Investment income	6,504	6,993
Contributions:
Employee	540,077	325,263
Employer	260,999	175,263

Net assets available for benefits at fair value	98,039,219	86,041,607
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	14,104	2,962

Net assets available for benefits	$98,053,323	$86,044,569

The accompanying notes are an integral

part of these financial statements.

BLOCKBUSTER INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2006
Contributions:
Employee	$10,173,938
Employer	5,007,770
Rollovers	533,305

Total contributions	15,715,013

Investment income:
Interest and dividends	3,805,784
Net appreciation in fair value of investments (Note 4)	8,229,691

Net investment income	12,035,475

Deductions:
Benefits paid to participants	(15,433,438)
Participant administrative expenses	(308,296)

Total deductions	(15,741,734)

Net increase	12,008,754
Net assets available for benefits, beginning of period	86,044,569

Net assets available for benefits, end of period	$98,053,323

The accompanying notes are an integral

part of these financial statements.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1—PLAN DESCRIPTION

The following is a brief description of the Blockbuster Investment Plan (the “Plan”) and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

General

The Plan is a defined contribution 401(k) plan, which was adopted on February 8, 1999 and became effective on May 1, 1999, covering employees of Blockbuster Inc. (the “Company” or “Blockbuster”), and its participating subsidiaries. The Plan is offered on a voluntary basis to all eligible full-time and part-time employees and is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by a committee (the “Retirement/Investments Committee”), the members of which were appointed by the Board of Directors of the Company. The Retirement/Investments Committee has discretionary control over the management and disposition of the Plan’s assets as set forth in the Plan document. The Retirement/Investments Committee is a named fiduciary of the Plan. The Plan is designed to satisfy the requirements of a “safe harbor” plan and is therefore exempt from the actual deferral and contribution percentage discrimination testing requirements of Code Sections 401(k) and (m). Although the Company anticipates that the Plan will continue indefinitely, it reserves the right to amend the Plan at any time through action of the Board of Directors, or the Retirement/Investments Committee in the case of certain administrative amendments, and to terminate the Plan at any time through action of the Board of Directors, provided that such action is in accordance with applicable law.

Eligibility

Full-time employees are generally eligible to participate in the Plan on the first day of the month in which they have both (i) reached age 21 and (ii) completed one year of eligibility service. Eligibility service is generally based on the number of days for which a full-time employee is given service credit. Part-time employees are generally eligible to participate in the Plan on the first day of the month following the month in which they have both (i) reached age 21 and (ii) completed one year of eligibility service, with eligibility service generally being defined as a consecutive twelve month period in which a part-time employee works at least 1,000 hours.

Investment and Participant Accounts

Mercer HR Services, L.L.C. provides the recordkeeping and administrative services for the Plan. Additionally, Mercer Trust Company (the “Trustee”) is the trustee and custodian of Plan assets. The Trustee uses various parties, including Putnam Investments, for various administrative functions required by the Plan. Investment options for Plan participants are subject to change in accordance with the terms of the Plan.

Effective December 31, 2005, the company formerly known as Viacom Inc. (“Viacom”) was separated into two publicly traded entities, CBS Corporation (“CBS”) and new Viacom Inc. (“New Viacom”). As a result of the separation, each share of Viacom Class A Common Stock was converted into 0.5 of a share of CBS Class A Common Stock and 0.5 of a share of New Viacom Class A Common Stock and each share of Viacom Class B Common Stock was converted into 0.5 of a share of CBS Class B Common Stock and 0.5 of a share of New Viacom Class B Common Stock (the “Share Conversion”). Participant accounts were adjusted to reflect the Share Conversion on January 3, 2006, the first day of trading for CBS and New Viacom Common Stock. On December 29, 2006, the shares held in the New Viacom Class A and B Common Stock Funds and CBS Class A and B Common Stock Funds were liquidated (the “Stock Liquidation”) and the proceeds were invested in the Putnam S&P 500 Index Fund on January 5, 2007. As a result of the Stock Liquidation, proceeds of $8,054,581 are included in “Cash” in the Plan’s Statement of Net Assets Available for Benefits as of December 31, 2006.

Effective for the 2006 Plan year, The Putnam Fund for Growth and Income was replaced by The Putnam Equity Income Fund. As of December 30, 2005, any existing balance in The Putnam Fund for Growth and Income not transferred by participants to another investment option under the Plan was automatically transferred to The Putnam Equity Income Fund.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Effective for the 2007 Plan year, the Plan replaced the following participant investment options or investment share classes. As of December 28, 2006, any existing balances not transferred by participants to another investment option under the Plan were automatically transferred to the new investment options or investment share classes indicated below:

Previous Participant Investment Option:	New Participant Investment Option:
1. Dimensional Fund Advisors U.S. Small Cap Fund	1. Oppenheimer Main Street Small Cap Growth Fund
2. The George Putnam Fund of Boston	2. American Funds Balanced Fund
3. The Putnam Equity Income Fund	3. Allianz NFJ Dividend Value Fund
4. Putnam Income Fund	4. PIMCO Total Return Fund
5. Putnam Investors Fund	5. Davis New York Venture Fund
6. Putnam Voyager Fund	6. American Funds Growth Fund of America
7. Vanguard Growth and Income Fund	7. Davis New York Venture Fund
8. Vanguard LifeStrategy Moderate Growth Fund	8. American Funds Balanced Fund
9. Vanguard Morgan Growth Fund	9. American Funds Growth Fund of America
10. Vanguard Windsor II Fund	10. Allianz NFJ Dividend Value Fund

Previous Participant Investment Class:	New Participant Investment Class:
1. American Funds EuroPacific Growth Fund (A shares)	1. American Funds EuroPacific Growth Fund (R shares)
2. PIMCO Total Return Fund (Admin shares)	2. PIMCO Total Return Fund (R shares)
3. Vanguard Total Stock Market Index Fund (Investor shares)	3. Vanguard Total Stock Market Index Fund (Admiral shares)

For the 2007 Plan year, Plan participants have the option of investing their contributions or existing account balances among the following:

Common Stock Funds	Value
Blockbuster Class A Common Stock Fund	Allianz NFJ Dividend Value Fund
Blockbuster Class B Common Stock Fund	American Funds Balanced Fund
Davis New York Venture Fund

Growth	Income
American Funds Growth Fund of America	PIMCO Total Return Fund

Blend	Capital Preservation
American Funds EuroPacific Growth Fund	Putnam Stable Value Fund
Putnam S&P 500 Index Fund
Oppenheimer Main Street Small Cap Growth Fund
Vanguard Total Stock Market Index Fund

Investment elections must be made in multiples of 1%. Common Stock Funds consist only of the applicable common stock. The Plan is intended to meet the requirements of ERISA Section 404(c). Thus, because the Plan permits participants to exercise control over assets in their Plan accounts in accordance with the requirements of Section 404(c), no person who is otherwise a fiduciary will be liable for any loss, or by reason of any breach, which results from such exercise of control.

Employer matching contributions are invested according to each participant’s investment elections.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Contributions

The Plan permits participants to contribute up to 75% of annual Compensation (as defined under the Plan) on a before-tax basis subject to Code limitations. The Plan provides that the employer’s matching contribution is equal to (i) 100% of the first 3% of annual compensation contributed and 50% of the next 2% of annual compensation contributed if the participant is not a “highly compensated employee,” as determined under the Code rules; or (ii) 50% of the first 5% of annual compensation contributed if the participant is a “highly compensated employee.” For the 2006 Plan year, any employee whose prior year’s Compensation (as defined under the Plan) exceeded $95,000 was considered a highly compensated employee for Plan purposes. Pursuant to Code limits, total compensation considered under the Plan for purposes of determining contribution limits could not exceed $220,000 for 2006.

An employee is permitted to rollover into the Plan at any time part or all of the employee’s eligible distributions from other tax-qualified savings plans, including profit-sharing plans, pension plans and certain individual retirement arrangements.

The Code limits the amount of annual participant contributions that can be made on a before-tax basis; the limit was $15,000 for 2006. The Code also contains a per participant annual limit on aggregate participant and employer contributions to defined contribution plans maintained by the Company and certain related entities, which for 2006 was equal to the lesser of $44,000 or 100% of annual participant Earnings (as defined under the Plan).

All participants who have attained age 50 before the close of the calendar year are allowed to make catch-up contributions. These contributions can be made if the eligible participants make the maximum contribution permitted under the Plan for a Plan year. Catch-up contributions cannot exceed 75% of the participant’s Compensation. The limit for catch-up contributions was $5,000 in 2006.

Loans to Participants

Participants are eligible to receive loans based on their vested account balances. The maximum loan available to a participant is the lesser of 50% of the participant’s vested account balance or $50,000 (determined by aggregating loans from all qualified defined contribution plans of the Company or any affiliated company), reduced by the highest aggregate outstanding balance of all Plan loans from all defined contribution plans of the Company or any affiliated company made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. Loans are collateralized by the participant’s remaining vested account balance. The interest rate on participant loans is established on the first day of the calendar quarter of the loan origination at a rate of 1% above the annual prime commercial rate, and a participant can only have one loan outstanding at any time. The loans outstanding at December 31, 2006 carry interest rates ranging from 5.0% to 10.5% and mature at various dates through October 2030. Participants may elect repayment periods from twelve to sixty months through payroll deductions commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Transfers of participant balances for loan disbursements and repayments of loan principal and interest are specifically identified in the respective participants’ accounts and allocated in accordance with their current investment elections. A loan origination fee of $75 is assessed by Mercer HR Services, L.L.C. to borrowing participants of the Plan upon funding of the loan. Loans that are considered in default according to Plan provisions are reported as a deemed distribution, which is a taxable event for the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocation of Plan earnings. Expenses are charged for the administration of certain investment options. These expenses are allocated to participants’ accounts and thus are included as a component of the changes in net assets available for benefits.

Vesting

Participants in the Plan are immediately vested in their contributions and earnings thereon. In addition, all employer matching contributions are 100% vested at the time of contribution.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits Upon Termination of Employment or Disability

Subject to certain Code limitations, participants in the Plan, or their beneficiaries, may receive their account balances, in a lump sum or in installments over a period of up to 20 years, in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 unless they are still employed. All distributions are paid in cash except that a participant may elect to have the portion of his or her account that is invested in a Common Stock Fund distributed in shares of the applicable common stock.

Withdrawals During Employment

Participants in the Plan who are still actively employed may elect to withdraw part or all of their after-tax and rollover contributions and earnings thereon.

Participants who are not age 59 1/2 may also elect to withdraw up to 100% of their vested employer matching contributions contributed prior to January 1, 2001, and earnings thereon. Additionally, participants who are not age 59 1/2 may obtain hardship withdrawals of (i) any of their vested employer matching contributions that were contributed to the Plan before January 1, 2001 and (ii) any of their before-tax contributions to the Plan.

Upon attainment of age 59 1/2, participants may also elect to withdraw all or part of their before-tax contributions and matching contributions, and earnings thereon.

With the exception of hardship withdrawals, participants are limited to one withdrawal in any calendar year. There is no restriction on the number of hardship withdrawals permitted.

Termination Priorities

In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan will be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Plan Expenses

Plan loan origination fees and distribution charges are allocated to participants’ accounts and thus are included in “Participant administrative expenses” in the Plan’s Statement of Changes in Net Assets Available for Benefits.

The Company pays for expenses incurred in connection with the administration of the Plan. For the 2006 Plan year the Company incurred a total of $8,228 in administrative expenses and $53,550 of audit expenses. Effective January 1, 2006, account maintenance fees, Common Stock Fund fees and investment advisory fees are paid from Plan assets.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The accrual method of accounting is used for financial statement presentation.

Investment Valuation and Income Recognition

The Blockbuster Class A and B Common Stock Funds, New Viacom Class A and B Common Stock Funds and CBS Class A and B Common Stock Funds are reported at fair value based on the quoted market price of the stock on the New York Stock Exchange. Investments with registered investment companies and the Putnam S&P 500 Index Fund are reported at fair value based upon the market value of the underlying securities as priced by national security exchanges. Participant loans consist of the outstanding principal of loans to Plan participants at December 31, 2006 and 2005, which approximates fair value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

The Putnam Stable Value Fund invests primarily in investment contracts, including guaranteed and security-backed investment contracts. As required by the Financial Accounting Standards Board’s (“FASB”) Staff Position Nos. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, the contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan adopted the financial statement and disclosure requirements of the FSP effective December 31, 2006. As a result, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Fair value of the investment contracts is determined by the fund manager or the fair value of the fund’s investments in externally managed stable value commingled investment funds provided to the fund by external managers of these funds. Contract value consists of the book value, or cost plus accrued interest, of the underlying investment contracts.

Security Transactions

Purchases and sales of securities are recorded on the trade date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Employee and employer contributions are accrued in the period that payroll deductions are made from Plan participants in accordance with salary deferral agreements and, as such, become obligations of the Company and assets of the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3—COMMITMENTS AND CONTINGENCIES

On November 16, 2005, Katherine Corthon filed a putative collective class action complaint under ERISA in the United States District Court for the Southern District of New York purporting to act on behalf of all persons who were participants in or beneficiaries of the Plan whose accounts included investments in Blockbuster stock, at any time, since November 15, 2003. On May 15, 2006, plaintiff filed an amended complaint and asserted claims against Viacom, the Viacom Retirement Committee, William A. Roskin, John R. Jacobs, Mary Bell, Bruce Lewis, Robert G. Freedline, Larry J. Zine, Keith M. Holtz, Barbara Mickowski, Dan Satterthwaite, Phillipe P. Dauman, Sumner M. Redstone, Richard Bressler, Michael D. Fricklas, John L. Muething, Linda Griego, Jackie M. Clegg, John F. Antioco, Peter A. Bassi, Robert A. Bowman, Gary J. Fernandes and Mel Karmazin. On August 18, 2006, this suit was transferred to the United States District Court for the Northern District of Texas. Plaintiff claimed that the above-named defendants breached their fiduciary duties in violation of ERISA. Plaintiff sought declaratory relief, recovery of actual damages, court costs, attorney’s fees, a constructive trust, restoration of lost profits to the Plan and an injunction. On December 13, 2006, plaintiff voluntarily dismissed this matter without prejudice.

On September 8, 2006, John Halaris filed a putative collective class action complaint under ERISA in the United States District Court for the Northern District of Texas purporting to act on behalf of all persons who were participants in or beneficiaries of the Plan whose accounts included investments in Blockbuster stock, at any time, since November 15, 2003. Plaintiff asserts claims against Viacom, the Viacom Investment Committee, the Viacom Retirement Committee, William A. Roskin, John R. Jacobs, Mary Bell, Bruce Lewis, Robert G. Freedline, Larry J. Zine, Keith M. Holtz, Barbara Mickowski, Dan Satterthwaite, Phillipe P. Dauman, Sumner M. Redstone, Richard Bressler, Michael D. Fricklas, John L. Muething, Linda Griego, Jackie M. Clegg, John F. Antioco, Peter A. Bassi, Robert A. Bowman, Gary J. Fernandes, Mel Karmazin, Blockbuster, the Blockbuster Retirement Committee and the Blockbuster Investment Committee. Plaintiff claims that the above-named defendants breached their fiduciary duties in violation of ERISA. Plaintiff seeks declaratory relief, recovery of actual damages, court costs, attorney’s fees, a constructive trust, restoration of lost profits to the Plan and an injunction. Blockbuster believes that the claims are without merit and intends to vigorously defend itself in the lawsuit.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4—INVESTMENTS

Individual investments that represent greater than 5% of net assets available for benefits are identified below:

	At December 31,
	2006		2005
	Units/ Principal Amount/ Shares	Net Assets	Units/ Principal Amount/ Shares	Net Assets
Allianz NFJ Dividend Value Fund	699,096	$12,066,390	—	$—

American Funds Growth Fund of America	367,154	11,914,147	—	—

Putnam Stable Value Fund	11,077,511	11,063,407	10,411,247	10,408,285

Davis New York Venture Fund	258,718	9,965,831	—	—

American Funds EuroPacific Growth Fund	216,794	9,950,840	182,966	7,519,897

American Funds Balanced Fund	462,357	8,766,285	—	—

Blockbuster Class A Common Stock Fund	1,390,003	7,353,118	1,586,010	5,947,536

Putnam S&P 500 Index Fund[1]	160,979	5,983,590	171,920	5,530,660

Putnam Voyager Fund	—	—	487,960	8,758,889

Viacom Class B Common Stock Fund[1]	—	—	253,998	8,280,361

Putnam Investors Fund	—	—	571,434	7,840,068

The Putnam Equity Income Fund	—	—	411,105	6,894,228

[1]	See Note 1.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated), as follows:

Year Ended December 31, 2006
Registered Investment Companies:
Dimensional Fund Advisors U.S. Small Cap Fund[1]	$195,680
American Funds EuroPacific Growth Fund	1,009,342
The George Putnam Fund of Boston[1]	33,683
PIMCO Total Return Fund	(9,176)
The Putnam Equity Income Fund[1]	355,894
Putnam Income Fund[1]	(9,536)
Putnam Investors Fund[1]	1,041,911
Putnam Voyager Fund[1]	464,417
Vanguard Growth and Income Fund[1]	162,300
Vanguard LifeStrategy Moderate Growth Fund[1]	358,559
Vanguard Morgan Growth Fund[1]	196,530
Vanguard Total Stock Market Index Fund	200,442
Vanguard Windsor II Fund[1]	353,273

4,353,319

Collective Investment Trusts:
Putnam S&P 500 Index Fund	821,940

821,940

Common Stock Funds:
Blockbuster Class A Common Stock Fund	2,228,144
Blockbuster Class B Common Stock Fund	39,341
CBS Class A Common Stock Fund[1]	3,200
CBS Class B Common Stock Fund[1]	825,572
Viacom Class A Common Stock Fund[1]	411
Viacom Class B Common Stock Fund[1]	(42,236)

3,054,432

Net appreciation	$8,229,691

[1]	These funds were replaced and their balances transferred to other funds as of December 31, 2006. See Note 1.

NOTE 5—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2006	2005
Net assets available for benefits per the financial statements	$98,053,323	$86,044,569
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(14,104)	(2,962)
Amounts allocated to withdrawing participants	(47)	(36,129)

Net assets available for benefits per the Form 5500	$98,039,172	$86,005,478

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2006:

Benefits paid to participants per the financial statements	$15,433,438
Add: Amounts allocated to withdrawing participants at December 31, 2006	47
Less: Amounts allocated to withdrawing participants at December 31, 2005	(36,129)

Benefits paid to participants per the Form 5500	$15,397,356

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but are not paid as of that date.

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2006:

Net investment income per the financial statements	$12,035,475
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(11,142)

Net investment income per the Form 5500	$12,024,333

NOTE 6—INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 23, 2003, that the Plan is designed in accordance with the requirements of 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has subsequently been amended and management will request a similar determination letter from the Internal Revenue Service for the Plan. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

NOTE 7—RELATED PARTY TRANSACTIONS

The Putnam funds are managed by either Mercer HR Services, L.L.C. or the Trustee. Therefore, these transactions are identified as parties-in-interest.

BLOCKBUSTER INVESTMENT PLAN

SCHEDULE H, Line 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2006

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Unit/Principal Amount/Shares/ Maturity and Interest Rates	Cost		(d) Current Value
	Registered Investment Companies:
	Allianz NFJ Dividend Value Fund	699,096	*	*	$12,066,390
	American Funds Balanced Fund	462,357	*	*	8,766,285
	American Funds Growth Fund of America	367,154	*	*	11,914,147
	Davis New York Venture Fund	258,718	*	*	9,965,831
	American Funds EuroPacific Growth Fund	216,794	*	*	9,950,840
	Oppenheimer Main Street Small Cap Growth Fund	120,013	*	*	2,653,489
	PIMCO Total Return Fund	398,784	*	*	4,139,375
	Vanguard Total Stock Market Index Fund	57,815	*	*	1,970,911

	Collective Investment Trusts:
*	Putnam S&P 500 Index Fund	160,979	*	*	5,983,590
*	Putnam Stable Value Fund	11,077,511	*	*	11,063,407

	Common Stock:
*	Blockbuster Class A Common Stock Fund	1,390,003	*	*	7,353,118
*	Blockbuster Class B Common Stock Fund	28,870	*	*	141,464

	Other:
*	Loans to participants	Interest rates ranging from 5.0% to 10.5%, with various maturities through October 2030	*	*	3,203,531

	Total investments, at fair value				$89,172,378

*	Identified as a party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and participant loans, therefore it is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

BLOCKBUSTER INVESTMENT PLAN

Date: June 29, 2007	By:	/s/ Dan Satterthwaite
Dan Satterthwaite
Chairman of the Retirement/Investments Committee

INDEX TO EXHIBITS

23.1	Consent of Independent Registered Public Accounting Firm